SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 6, 2012

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

THIS PRESS RELEASE ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-180880) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL.) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS PRESS RELEASE IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Announcement of LM Ericsson Telephone Company, dated November 6, 2012 regarding “Ericsson Investor Day 2012.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: November 6, 2012

PRESS RELEASE NOVEMBER 6, 2012

Ericsson’s Investor Day 2012

•	Management outlines list of ongoing activities to improve profitability

•

The fundamentals for longer-term positive development for the industry remain solid. Ericsson continues to invest in its main competitive assets - technology leadership, services leadership and global scale in order to become a leading ICT solutions provider in telecoms

•	Ericsson estimates the overall addressable equipment market will show a CAGR of 3-5% 2012-2015. Telecom services expected to show a CAGR of 5-7% and support solutions expected to show a CAGR of 9-11%

Today, Ericsson (NASDAQ:ERIC) will hold its annual Investor Day in Stockholm. President and CEO Hans Vestberg will elaborate on how Ericsson will leverage its current assets – technology leadership, services leadership, global scale – to move from being a leading mobile infrastructure vendor to become a leading Information and Communications Technology solutions provider in telecoms.

“This development will naturally imply a future business mix for Ericsson with more recurring software and services revenues. However, hardware will always be part of the mix and a key differentiator for Ericsson,” says Hans Vestberg.

Ericsson is currently in a phase with a higher share of coverage than capacity projects due to a high proportion of hardware being rolled out. At the Investor Day Management will reiterate that this mix is expected to prevail short-term but that the negative impact from the network modernization projects in Europe will start to gradually decline end 2012. Hans Vestberg will point to the fact that the company presently has a selective approach to market share investments and a strong focus on commercial management. Management will also discuss some uncertainties going forward such as macroeconomic factors, the competitive situation and operator consolidation.

A market outlook for 2012-2015 will be presented. Ericsson estimates that the total network equipment market will show a compound annual growth rate (CAGR) of 3-5%. In Ericsson’s key equipment market segments – radio, IP and transport, core – the CAGR is expected to be 4-6%. In radio a CAGR of 2-4% is expected, in IP and transport a CAGR of 6-8% and in core a CAGR of 0-2%. Ericsson expects the market for telecom services to show a CAGR of 5-7% in the same time period. The market for support solutions is forecasted to show a CAGR of 9-11%, including a CAGR of 12-14% for the media market. The market for OSS/BSS software and services is expected to show a CAGR of 5-7%.

Ericsson has a leading market position in four out of its six businesses. In mobile equipment, Ericsson increased its market share to 38% in 2011. In the three key equipment market segments, radio, IP and transport, core, the company has an aggregated market position of 27% which makes Ericsson the largest player. In the fragmented telecom services market Ericsson increased its market share 2011 from 11% to 12%. The company also has a leading market position in OSS/BSS.

PRESS RELEASE NOVEMBER 6, 2012

During the Investor Day, Hans Vestberg will elaborate on strategies to deliver profitable growth. Areas with portfolio momentum expected to contribute to top-line growth are mobile broadband, managed services and OSS/BSS. He will also describe how the company is expanding beyond its core business in order to capture value from adjacent industries, while operators continue to be the major customer segment.

Jan Frykhammar, CFO and Executive Vice President, will elaborate on how Ericsson intends to improve capital efficiency. The working capital targets for the company will remain unchanged with DSO of less than 90 days, payable days of more than 60 days and Inventory turnover of less than 65 days.

Jan Frykhammar will reiterate that the company will continue to proactively identify and execute on additional efficiency gains and cost reductions in order to improve profitability. He will also outline a list of profit improvement areas to reach the compound operating income growth of 5-15% required in the Executive Performance Stock Plan.

Johan Wibergh, head of business unit Networks and Executive Vice President, will point out key contributors for the segment to return to double digit operating margin. He will mention a number of examples of these contributors including Ericsson’s ability to gain a price premium through its technology leadership, business mix improvements, scale and agile software development. Rima Qureshi, head of business unit CDMA Mobile Systems, will elaborate on how all Ericsson’s CDMA customers have successfully evolved into Ericsson’s LTE solutions. Ericsson’s acquisition of Nortel has been successful and focus for the CDMA operation is now on maximizing business contribution as well as to excel in life cycle and cost management.

Magnus Mandersson, head of business unit Global Services and Executive Vice President, will describe the company’s services journey to drive the transformation to becoming a leading ICT solutions provider in telecom. Mandersson will outline the continued focus on industrialization of services, leveraging global scale and how the company drives services innovation for continued growth.

Per Borgklint, head of business unit Support Solutions, will discuss how the segment Support Solutions showed a trend shift Q212 and Q312 when it reported profit. He will describe the strategy for Support Solutions with focus on OSS, BSS, Media and m-commerce. The presentation will also focus on the characteristics of the business where a subscription based model for recurrent software revenues is being introduced.

Ulf Ewaldsson, Chief Technology Officer, will discuss key technologies for evolving the networks, including heterogeneous networks, 4th generation IP, cloud and software defined networks as well as OSS/BSS and real-time analytics.

At the end of the day, Hans Vestberg will conclude that the fundamentals for longer-term positive development for the industry remain solid. He will stress how increased smartphone penetration and consumers demand for having data connectivity around the clock is driving increased complexity in the networks. Until now, the major part of the investments in the telecom industry has been directed to devices and applications. Going forward, Ericsson expects the industry to re-balance investments towards optimizing network performance.

PRESS RELEASE NOVEMBER 6, 2012

“Mobility is becoming even more relevant in the networked society, driving the demand for our offering,” Hans Vestberg will conclude. “We have a clear long-term objective to increase our value share from the networked society through becoming a leading ICT solutions provider in telecom. In the short-term, we aim to improve value creation by focusing on profitable growth.”

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on November 6, 2012 at 2012.

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